UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Applied Materials, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-06920 (Commission File Number)	94-1655526
(State or other jurisdiction of incorporation or organization)		(IRS Employer Identification No.)

3050 Bowers Avenue
P.O. Box 58039 Santa Clara, CA	95052-8039
(Address of principal executive offices)	(Zip Code)

Teri A. Little Esq.

Corporate Secretary

(408) 727-5555

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01:	Conflict Minerals Disclosure and Report

Applied Materials, Inc. has filed a Conflict Minerals Report as an exhibit to this report on Form SD and has also posted the report on its publicly available Company website at http://www.appliedmaterials.com/company/corporate-responsibility/sustainability.

Item 1.02:	Exhibit

A Conflict Minerals Report is attached as Exhibit 1.01 to this report.

SECTION 2 – EXHIBITS

Item 2.01:	Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Applied Materials, Inc. (Registrant)

By:	/s/ Brice Hill	Date: May 26, 2022
Brice Hill
Senior Vice President, Chief Financial Officer

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